UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13E-3

                         (RULE 13e-100)
                RULE 13e-3 TRANSACTION STATEMENT
                (Pursuant to Section 13(e) of the
                Securities Exchange Act of 1934)

                          _____________


                     BAYCORP HOLDINGS, LTD.
                    (Name of Subject Company)

                     BAYCORP HOLDINGS, LTD.
              (Name of Person(s) Filing Statement)

                          _____________


             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                          _____________


                            072728108
              (CUSIP Number of Class of Securities)

                          _____________



                     BayCorp Holdings, Ltd.
               One New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
                   Telephone:  (603) 766-4990
                  Facsimile No:  (603) 766-4991
           Attention:  Frank W. Getman Jr., President

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                         with a copy to:

                       Richard A. Samuels
              McLane, Graf, Raulerson & Middleton,
                    Professional Association
                  900 Elm Street, P.O. Box 326
                   Manchester, NH  03105-0326

This statement is filed in connection with (check the appropriate box):

a.
     ___ The filing of solicitation materials or an Information Statement/Prospectus subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section
     240.13e-3(c)) under the Securities Exchange Act of 1934 (the
     "Act").

b.
     ___ The filing of a registration statement under the Securities Act of 1933.
c.
     _X_ A tender offer.

d.
     ___ None of the above.

Check   the   following  box  if  the  soliciting  materials   or
Information  Statement/Prospectus referred  to  in  checking  box
(a) are preliminary copies: ___

Check the following box if the filing is a final amendment reporting the results of the transaction: ___

                          _____________

                    CALCULATION OF FILING FEE

     Transaction valuation*:      Amount of filing fee**:
     $10,933,154                  $1,287.00

  * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
  ** The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

_X_ Check the box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,287.00
     Form or Registration No.: Schedule TO
     Filing Party: Sloan Acquisition Corp., Sloan Group Ltd.,
      and Joseph Lewis
     Date Filed: October 12, 2005

            _________________________________________

Introduction.

     This Rule 13e-3 Transaction Statement is being filed with the Securities and Exchange Commission by BayCorp Holdings, Ltd. (the "Company") and relates to an Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, by and among Sloan Group Ltd., a Bahamas international business corporation (the "Parent"), Sloan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the "Purchaser") and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer, disclosed in a Tender Offer Statement on Schedule TO ("Schedule TO") dated October 12, 2005, offering to purchase all of the issued and outstanding shares of Common Stock ("Shares") at a price of $14.19 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 12, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 12, 2005 (the "Schedule 14D-9") recommending that shareholders tender their shares in accordance with the Offer.

Item 1.  Summary Term Sheet

     Reference  is  made  to  the  information  set  forth  under
"Summary  Term  Sheet"  of  the  Offer  to  Purchase,  which   is
incorporated herein by reference.

Item 2.  Subject Company Information

     Reference  is made to the information set forth in  Item  1,
"Subject   Company  Information,"  and  Item  6,   "Interest   in
Securities of the Subject Company," of the Schedule 14D-9, which is incorporated herein by reference.

     Reference is also made to the information set forth under "Summary Term Sheet," "Introduction," "The Tender Offer-Section 6
-  Price Range of Shares; Dividends," "The Tender Offer-Section 7
- Certain Information Concerning BayCorp," "The Tender Offer-Section 8 - Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis" and "The Tender Offer-Section 10 - Dividends and Distributions" of the Offer to Purchase, which is incorporated herein by reference.

     The Company is the borrower under a $10,250,000 senior secured convertible note, a $10,000,000 multiple-draw senior secured convertible note, and a $7,750,000 multiple-draw senior secured note to the Parent (collectively, the "Notes"). The Notes prohibit the Company from declaring or making any distribution to any holder of equity interest in the Company, including dividends, without the written consent of Parent.


Item 3.  Identity and Background of Filing Person

     Reference is made to the information set forth in Item 2 of the Schedule 14D-9 entitled, "Identity and Background of Filing
Person," which is incorporated herein by reference.

     Reference is also made to the information set forth under "Summary Term Sheet," "Introduction," "The Tender Offer-Section 6
-  Price Range of Shares; Dividends," "The Tender Offer-Section 7
- Certain Information Concerning BayCorp," "The Tender Offer-Section 8 - Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis" and "The Tender Offer-Section 10 - Dividends and Distributions" of the Offer to Purchase, which is incorporated herein by reference.

Item 4.  Terms of the Transaction

     Reference is made to the information set forth under "Summary Term Sheet," "Introduction," "Special Factors-Section 5
- Purpose of the Offer; Plans for BayCorp after the Offer and Merger," "Special Factors-Section 7 - The Merger Agreement and Related Agreements," "The Tender Offer-Section 1-Terms of the Offer; Expiration Date," "The Tender Offer-Section 2 - Acceptance for Payment and Payment for Shares," "The Tender Offer-Section 3


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-  Procedures for Accepting the Offer and Tendering Shares," "The
Tender   Offer-Section  4  -  Withdrawal  Rights,"  "The   Tender
Offer-Section 5 - Material Federal Income Tax Consequences," "The Tender Offer-Section 11 - Certain Conditions of the Offer" and "Schedule II-Section 262 of the Delaware General Corporation
Law-Appraisal  Rights"  of  the  Offer  to  Purchase,  which   is
incorporated herein by reference.

Item   5.    Past   Contracts,  Transactions,  Negotiations   and
Agreements

     Reference is made to the information set forth in Item 3 of the Schedule 14D-9 entitled, "Past Contracts, Transactions,
Negotiations and Agreements," which is incorporated herein by reference.

     Reference is also made to "Summary Term Sheet," "Special Factors-Section 1 - Background of the Offer; Contacts with BayCorp," "Special Factors-Section 7 - The Merger Agreement and Related Agreements," "Special Factors-Section 10 - Related Party Transactions; Interests of Certain Persons in the Offer and Merger" and "The Tender Offer-Section 8 - Certain Information Concerning the Purchaser, Sloan Group and Joseph Lewis" of the Offer to Purchase, which is incorporated herein by reference.

     The Company is party to agreements relating to securities of the Company. The Company is the borrower under a $10,250,000 senior secured convertible note and a $10,000,000 multiple-draw senior secured convertible note to the Parent. Reference is made to Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which describes certain option plans to adopted by the Company and which is incorporated herein by reference. Reference is also made to Article 5 of the Merger Agreement, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005, which is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

     Reference is made to the information set forth in Item 7 of the Schedule 14D-9 entitled, "Purposes of the Transaction and Plans or Proposals," which is incorporated herein by reference.

     Reference is also made to the information set forth under "Introduction," "Special Factors-Section 5 - Purpose of the Offer; Plans for BayCorp after the Offer and Merger," "Special Factors-Section 7 - The Merger Agreement and Related Agreements" and "Special Factors-Section 6 - Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations" of the Offer to Purchase, which is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

     Reference is made to the information set forth in Item 4, "The Solicitation or Recommendation," Item 7, "Purposes of the Transaction and Plans or Proposals," and Item 8, "Additional Information," of the Schedule 14D-9, which is incorporated herein by reference.

     Reference is also made to the information set forth in "Special Factors-Section 1 - Background of the Offer; Contacts with BayCorp," "Special Factors-Section 5 - Purpose of the Offer; Plans for BayCorp after the Offer and Merger," "Special Factors-Section 6 - Possible Effects of the Offer on the Market
for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations," "Special Factors-Section 10 - Related Party
Transactions; Interests of Certain Persons in the Offer and Merger" and "The Tender Offer-Section 5 - Material Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

Item 8.  Fairness of the Transaction

     Reference is made to the information set forth in Item 4  of
the    Schedule    14D-9   entitled,   "The    Solicitation    or
Recommendation," which is incorporated herein by reference.

     Reference is also made to the information set forth in "Summary Term Sheet," "Introduction," "Special Factors-Section 2
- BayCorp's Position Regarding the Fairness of the Offer," "Special Factors-Section 3 - Opinion of the Special Committee's Financial Advisor," "Special Factors-Section 4 - Sloan Group's, Purchaser's and Joseph Lewis' Position Regarding the Fairness of the Offer," "Special Factors-Section 7 - The Merger Agreement and Related Agreements" of the Offer to Purchase, which is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations

     Reference is made to the information set forth in Item 4  of
the    Schedule    14D-9   entitled,   "The    Solicitation    or
Recommendation," which is incorporated herein by reference.

     Reference is also made to the information set forth in "Special Factors-Section 2 - BayCorp's Position Regarding the Fairness of the Offer", "Special Factors-Section 3 - Opinion of Special Committee's Financial Advisor" and "Special Factors-Section 4 - Sloan Group's, Purchaser's and Joseph Lewis' Position Regarding the Fairness of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration

     Reference  is  made  to the information set  forth  in  "The
Tender  Offer-Section 9 - Financing of the Offer and Merger"  and
"The Tender Offer-Section 13 - Fees and Expenses" of the Offer to
Purchase, which is incorporated herein by reference.

Item 11.  Interest in Securities of the Subject Company

     Reference is made to the information set forth in Item 6 of the Schedule 14D-9 entitled, "Interest in Securities of the Subject Company," which is incorporated herein by reference.

     Reference is also made to the information set forth in "Summary Term Sheet," "Introduction," "Special Factors-Section 9
- Beneficial Ownership of Shares," "Special Factors-Section 10 - Related Party Transactions; Interests of Certain Persons in the Offer and Merger" and "The Tender Offer-Section 8 - Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis" of the Offer to Purchase, which is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation

     Reference is made to the information set forth in Item 4  of
the    Schedule    14D-9   entitled,   "The    Solicitation    or
Recommendation," which is incorporated herein by reference.

     Reference is also made to the information set forth in "Special Factors-Section 2 - BayCorp's Position Regarding the Fairness of the Offer," "Special Factors-Section 7 - The Merger Agreement and Related Agreements" and "Special Factors-Section 10
- Related Party Transactions; Interests of Certain Persons in the Offer and Merger" of the Offer to Purchase, which is incorporated herein by reference.

Item 13.  Financial Statements

     The audited consolidated financial statements of BayCorp as of and for the fiscal years ended December 31, 2004 and December 31, 2003, are incorporated herein by reference to the Consolidated Financial Statements of BayCorp included as Item 8 to BayCorp's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on September 30, 2005 and the Consolidated Financial Statements of BayCorp included as Item 8 to BayCorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 26, 2004.

     The unaudited consolidated financial statements of BayCorp for the quarters ended June 30, 2005 and 2004, are incorporated herein by reference to the Consolidated Financial Statements of BayCorp included as Item 1 of Part I of BayCorp's Quarterly
Reports on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 5, 2005, and for the quarterly period ended June 30, 2004, filed with the Securities and Exchange Commission on August 6, 2004.

     Reference is made to the information set forth in Item 1 of the Schedule 14D-9 entitled, "Subject Company Information," which is incorporated herein by reference. Reference is also made to the information in "The Tender Offer-Certain Information Concerning BayCorp" of the Offer to Purchase, which is incorporated herein by reference.

Item  14.   Persons/Assets,  Retained, Employed,  Compensated  or
Used.

     Reference  is made to the information set forth in  Item  5,
"Person/Assets, Retained, Employed, Compensated  or  Used,"   and
Item 8, "Additional Information," of the Schedule 14D-9, which is incorporated herein by reference.

     Reference is also made to the information set forth in "Summary Term Sheet," "Introduction," "Special Factors-Related Party Transactions; Interests of Certain Persons in the Offer and Merger" and "The Tender Offer-Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

Item 15.  Additional Information

     Regarding information related to agreements, regulatory requirements and legal proceedings, reference is made to the information set forth in "Introduction," "Special Factors-Section 7 - The Merger Agreement and Related Agreements" and "The Tender Offer-Section 12 - Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase, which is incorporated herein by reference.

     Regarding other material information, reference is made to the Offer to Purchase and the Letter of Transmittal, which are incorporated herein by reference. Reference is also made to the information set forth in Item 8 of the Schedule 14D-9 entitled, "Additional Information," which is incorporated herein by reference.

Item 16.  Exhibits

(a)(1)(i) Offer to Purchase, dated October 12, 2005 (incorporated by reference to Exhibit a(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005 (the "Schedule TO").
(a)(1)(ii) Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(iii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
             (a)(1)(iv) to the Schedule TO).
(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(v)to the Schedule TO).
(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9 (incorporated by reference to Exhibit
             (a)(1)(vi) to the Schedule TO).
(a)(5)(i) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 13, 2005 (incorporated by reference to Exhibit
             99.1 under cover of the Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on September 13, 2005).
(a)(5)(ii) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 27, 2005 (incorporated by reference to Exhibit
             99.1 under cover of the Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on September 27, 2005).

(a)(5)(iii) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated October 12, 2005 (incorporated by reference to Exhibit
             (a)(5)(iii) under cover of the Schedule 14D9 filed by the Company with the Securities and Exchange Commission on October 12, 2005).
(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(2) Stockholder Support Agreement, dated as of September 13, 2005, by and among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to
             Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(3) Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and the Company (incorporated by reference to Exhibit
             2.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(4) Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and the Company (incorporated by reference to Exhibit
             2.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(5) Convertible Note dated as of March 15, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to
             Exhibit 10.10 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 31, 2005).
(d)(6) Convertible Note dated as of May 24, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to
             Exhibit 10.1 to the Quarterly Report on Form 10-Q/A filed by the Company with the Securities and Exchange Commission on September 23, 2005).
(d)(7) Promissory Note dated as of October 7, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to
             Exhibit 4.1 to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on October 11, 2005).
(d)(8) Nondisclosure and No-Trading Agreement, between the Company and Sloan Group (incorporated by reference to Exhibit (d)(8) to the Schedule TO).
(f) Section 262 of the Delaware General Corporation Law (included as Schedule II of the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)).
(g)          None.

                            SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BAYCORP HOLDINGS, LTD.
                                   (Registrant)

Date: October 12, 2005      By:    /s/ Frank W. Getman Jr.
                                   Frank W. Getman Jr.
                                   President and CEO